Exhibit 99.1

Baidu Announces First Quarter 2016 Results

BEIJING, China, April 28, 2016 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20161.

“We had an excellent start to 2016, and we’ve made great strides toward realization of our vision to connect people with information and services and provide an integrated solution to our customers,” said Robin Li, Chairman and CEO of Baidu. “In 2016, we will continue to build out our integrated platform, and explore the new business opportunities that our core business has opened up for us.”

“We are pleased to deliver very strong results for the first quarter, and our integrated online marketing and transaction services platform continued to exhibit strength and momentum,” said Jennifer Li, CFO of Baidu. “We look forward to further execute on our vision.”

First Quarter 2016 Operational Highlights

•	Mobile search monthly active users (MAUs) were 663 million for the month of March 2016, an increase of 9% year-over-year

•	Mobile maps MAUs were 321 million for the month of March 2016, an increase of 19% year-over-year

•	Gross merchandise value[2] (GMV) for Transaction Services totaled RMB16.0 billion ($2.5 billion) for the first quarter of 2016, an increase of 268% year-over-year

•	Baidu Wallet activated accounts reached 65 million at the end of March 2016, an increase of 152% year-over-year

Changes to Board Composition

•	Mr. William Decker will step down from the Company’s board of directors (the “Board”), effective on April 29, 2016. Mr. Decker has served as a member of the Board and chairman of the audit committee of the Board since October 2005;

•	Mr. Brent Callinicos, a member of the Board and audit committee, has been appointed as the chairman of the audit committee, effective on April 29, 2016.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate as of March 31, 2016, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) is defined as GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Takeout Delivery and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.

First Quarter 2016 Financial Highlights

•	Total revenues in the first quarter of 2016 were RMB15.821 billion ($2.454 billion), a 31.2% year-over-year increase, excluding Qunar[3] in the first quarter of 2015. Mobile revenue represented 60% of total revenues for the first quarter of 2016, compared to 50% for the corresponding period in 2015.

•	Operating profit in the first quarter of 2016 was RMB2.211 billion ($342.9 million), a 2.6% increase from the corresponding period in 2015. Transaction Services reduced non-GAAP operating margins by 25.7 percentage points and iQiyi further reduced non-GAAP operating margins by 8.7 percentage points for the first quarter of 2016.

•	Net income attributable to Baidu in the first quarter of 2016 was RMB1.987 billion ($308.1 million), a 18.9% decrease from the corresponding period in 2015. Diluted earnings attributable to Baidu per ADS for the first quarter of 2016 were RMB5.38 ($0.84); non-GAAP net income attributable to Baidu[4] in the first quarter of 2016 was RMB2.359 billion ($365.8 million), a 13.9% decrease from the corresponding period in 2015; non-GAAP diluted earnings per ADS[5] for the first quarter of 2016 were RMB6.80 ($1.06).

In the following section, comparison and analysis are provided based on reported consolidated financial results. For ease of comparison, a table with apples-to-apples adjusted financials and metrics excluding Qunar can be found at the end of the following section.

First Quarter 2016 Results

Baidu reported total revenues of RMB15.821 billion ($2.454 billion) for the first quarter of 2016, representing a 24.3% increase from the corresponding period in 2015.

Online marketing revenues for the first quarter of 2016 were RMB14.931 billion ($2.316 billion), representing a 19.3% increase from the corresponding period in 2015. Baidu had about 587,000 active online marketing customers6 in the first quarter of 2016, representing a 12.0% increase from the corresponding period in 2015.

Revenue per online marketing customer for the first quarter of 2016 was approximately RMB25,400 ($3,939), a 6.7% increase from the corresponding period in 2015.

[3]	Qunar Cayman Islands Limited (“Qunar”) financials were consolidated in Baidu’s financial statements from July 2011 to October 26, 2015. Following Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015.
[4]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[5]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[6]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Traffic acquisition cost as a component of cost of revenues was RMB2.233 billion ($346.3 million), representing 14.1% of total revenues, as compared to 13.5% in the corresponding period in 2015.

Bandwidth costs as a component of cost of revenues were RMB1.088 billion ($168.7 million), representing 6.9% of total revenues, compared to 6.7% in the corresponding period in 2015.

Depreciation costs as a component of cost of revenues were RMB707.3 million ($109.7 million), representing 4.5% of total revenues, compared to 4.6% in the corresponding period in 2015.

Operational costs as a component of cost of revenues were RMB1.092 billion ($169.4 million), representing 6.9% of total revenues, compared to 4.7% in the corresponding period in 2015. This increase was mainly due to transaction services and iQiyi-related operating costs.

Content costs as a component of cost of revenues were RMB1.382 billion ($214.4 million), representing 8.7% of total revenues, compared to 4.8% in the corresponding period in 2015. The increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB3.946 billion ($612.0 million), representing an increase of 33.5% from the corresponding period in 2015. The year-over-year increase was primarily due to an increase in promotional spending for transaction services.

Research and development expenses were RMB2.101 billion ($325.8 million), a 8.1% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB309.1 million ($47.9 million) in the first quarter of 2016, compared to RMB291.1 million in the corresponding period in 2015.

Operating profit was RMB2.211 billion ($342.9 million), representing a 2.6% increase from the corresponding period in 2015. Non-GAAP operating profit was RMB2.520 billion ($390.8 million), a 3.0% increase from the corresponding period in 2015.

Income tax expense was RMB674.8 million ($104.6 million), compared to RMB541.0 million in the corresponding period in 2015. The effective tax rate for the first quarter of 2016 was 25.4% as compared to 20.7% for the corresponding period in 2015. The increase of effective tax rate of the first quarter of 2016 reflects that some loss-generating entities in the group cannot be consolidated for tax purposes under PRC tax law.

Net income attributable to Baidu was RMB1.987 billion ($308.1 million), representing a 18.9% decrease from the corresponding period in 2015. Basic and diluted earnings per ADS for the first quarter of 2016 amounted to RMB5.40 ($0.84) and RMB5.38 ($0.84), respectively.

Non-GAAP net income attributable to Baidu was RMB2.359 billion ($365.8 million), a 13.9% decrease from the corresponding period in 2015. Non-GAAP diluted earnings per ADS for the first quarter of 2016 amounted to RMB6.80 ($1.06).

As of March 31, 2016, the Company had cash, cash equivalents and short-term investments of RMB71.346 billion ($11.065 billion). Net operating cash inflow for the first quarter of 2016 was RMB4.742 billion ($735.5 million). Capital expenditures for the first quarter of 2016 were RMB825.6 million ($128.0 million).

Adjusted EBITDA was RMB3.457 billion ($536.2 million) for the first quarter of 2016, representing a 4.9% increase from the corresponding period in 2015. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the adjusted EBITDA represents a 2.0% year-over-year decrease.

Summary of adjusted financial information (excluding Qunar)7

(RMB in millions, unless otherwise noted)

	Three months ended March 31,		YoY variance
	2016	2015
Adjusted revenues	15,821	12,055	31.2%
Active online marketing customer (000)	587	473	24.1%
Revenue per active online marketing customer (RMB)	25,400	25,000	1.6%
Adjusted cost of revenues	7,563	5,151	46.8%
Adjusted selling, general and administrative expenses	3,946	2,403	64.2%
Adjusted research and development expenses	2,101	2,000	5.0%

Adjusted operating profit	2,211	2,501	(11.6%)

Outlook for Second Quarter 2016

Baidu currently expects to generate total revenues in an amount ranging from RMB20.110 billion ($3.119 billion) to RMB20.580 billion ($3.192 billion) for the second quarter of 2016, representing a 21.3% to 24.2% year-over-year increase. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the guidance represents a 28.1% to 31.1% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 28, 2016, U.S. Eastern Time (8:00 AM on April 29, 2016, Beijing/Hong Kong Time).

[7]	The adjusted figures in the table only exclude Qunar related figures from Baidu’s consolidated results for the first quarter of 2015. Share-based compensation was allocated to related operating costs and expense line items.

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China:	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	90850148

A replay of the conference call may be accessed by phone at the following number until May 6, 2016:

International:	+61 2 8199 0299
Passcode:	90850148

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2016 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of our recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in our results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by our equity method investees at a price higher or lower than our carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	December 31,	March 31,
(In RMB thousands except for share, per share (or ADS) information)	2015	2015	2016
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	12,518,757	17,610,379	14,930,530
Other services	205,859	1,088,415	890,042

Total revenues	12,724,616	18,698,794	15,820,572

Operating costs and expenses:
Cost of revenues (note 1, 2)	(5,326,103)	(8,149,327)	(7,563,184)
Selling, general and administrative (note 2)	(2,956,867)	(4,527,813)	(3,945,944)
Research and development (note 2)	(2,286,333)	(2,486,778)	(2,100,707)

Total operating costs and expenses	(10,569,303)	(15,163,918)	(13,609,835)

Operating profit	2,155,313	3,534,876	2,210,737

Other income:
Interest income	561,213	572,725	596,120
Interest expense	(199,128)	(299,372)	(268,389)
Foreign exchange income(loss), net	8,992	106,007	(66,166)
Gain (loss) from equity method investments	(7,979)	23,119	(117,092)
Other income, net	90,875	24,294,280	298,119

Total other income	453,973	24,696,759	442,592

Income before income taxes	2,609,286	28,231,635	2,653,329

Income taxes	(541,000)	(3,579,909)	(674,750)
Net income	2,068,286	24,651,726	1,978,579

Less: net loss attributable to noncontrolling interests	(380,994)	(60,085)	(8,252)
Net income attributable to Baidu	2,449,280	24,711,811	1,986,831

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	67.86	711.02	53.95
Net income attributable to Baidu -Diluted	67.57	709.15	53.82
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu -Basic	6.79	71.10	5.40
Net income attributable to Baidu -Diluted	6.76	70.92	5.38
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,112,842	34,588,703	34,599,297
Diluted	35,267,371	34,679,673	34,681,988
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(948,209)	(1,259,925)	(1,047,564)
Traffic acquisition costs	(1,721,629)	(2,616,319)	(2,233,208)
Bandwidth costs	(849,628)	(1,000,957)	(1,088,038)
Depreciation costs	(588,648)	(692,046)	(707,332)
Operational costs	(600,857)	(1,181,667)	(1,092,153)
Content costs	(608,420)	(1,381,875)	(1,382,468)
Share-based compensation expenses	(8,712)	(16,538)	(12,421)

Total cost of revenues	(5,326,103)	(8,149,327)	(7,563,184)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(8,712)	(16,538)	(12,421)
Selling, general and administrative	(117,855)	(100,353)	(105,036)
Research and development	(164,509)	(224,129)	(191,605)

Total share-based compensation expenses	(291,076)	(341,020)	(309,062)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31	March 31
(In RMB thousands except for number of shares and per share data)	2015	2016
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	9,959,932	12,593,244
Restricted cash	95,997	229,887
Short-term investments	57,969,242	58,752,895
Accounts receivable, net	3,927,256	3,539,699
Amounts due from related parties	1,940,559	66,105
Other assets, current	4,340,677	4,416,235

Total current assets	78,233,663	79,598,065

Non-current assets:
Fixed assets, net	10,627,127	10,489,450
Intangible assets, net	3,334,619	3,421,210
Goodwill	15,395,573	15,395,573
Long-term investments, net	37,958,591	38,299,459
Amounts due from related parties	9,725	9,745
Deferred tax assets, net	1,008,174	1,269,036
Other assets, non-current	1,285,836	1,669,032

Total non-current assets	69,619,645	70,553,505

Total assets	147,853,308	150,151,570

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	100,000	174,200
Accounts payable and accrued liabilities	17,840,192	18,815,173
Customer advances and deposits	5,420,230	5,148,409
Deferred revenue	375,672	640,983
Deferred income	559,855	556,766
Long-term loans, current portion	974,820	969,780
Capital lease obligation	46,088	38,984
Amounts due to related parties	785,945	137,761

Total current liabilities	26,102,802	26,482,056

Non-current liabilities:
Deferred income	17,413	17,969
Long-term loans	3,239,676	3,224,387
Notes payable	30,702,116	30,553,131
Deferred tax liabilities	3,441,290	3,409,548
Capital lease obligation	8,435	587
Other non-current liabilities	125,860	108,766

Total non-current liabilities	37,534,790	37,314,388

Total liabilities	63,637,592	63,796,444

Redeemable noncontrolling interests	3,947,879	4,047,838
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,113, 541 shares and 27,136,692 shares issued and outstanding as at December 31, 2015 and March 31, 2016	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2015 and March 31, 2016	3	3
Additional paid-in capital	6,402,349	6,744,598
Retained earnings	74,659,355	76,525,815
Accumulated other comprehensive loss	(806,056)	(967,077)

Total Baidu, Inc. shareholders’ equity	80,255,663	82,303,351
Noncontrolling interests	12,174	3,937
Total equity	80,267,837	82,307,288

Total liabilities, redeemable noncontrolling interests, and equity	147,853,308	150,151,570

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB thousands except for share and per ADS information, unaudited)

	Three months ended
	March 31, 2015	December 31, 2015	March 31, 2016
Operating profit	2,155,313	3,534,876	2,210,737
Add: Share-based compensation expenses	291,076	341,020	309,062

Non-GAAP operating profit	2,446,389	3,875,896	2,519,799

Add: Depreciation of fixed assets	667,969	772,684	795,589
Add: Amortization of intangible assets	181,866	166,632	141,875

Adjusted EBITDA	3,296,224	4,815,212	3,457,263

	Three months ended
	March 31, 2015	December 31, 2015	March 31, 2016
Net income attributable to Baidu	2,449,280	24,711,811	1,986,831
Add: Share-based compensation expenses	291,076	341,020	309,062
Add: Loss associated with the dilution of an equity method investee	—	—	62,858

Non-GAAP net income attributable to Baidu	2,740,356	25,052,831	2,358,751

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	352,673,707	346,796,727	346,819,877
Non-GAAP diluted earnings per ADS	7.77	72.24	6.80

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2015	total revenues	December 31, 2015	total revenues	March 31, 2016	total revenues
Net cash provided by operating activities	2,839,481	22%	6,070,158	32%	4,742,232	30%
Less: Capital expenditures	(1,021,341)	-8%	(1,423,527)	-8%	(825,565)	-5%

Free cash flow	1,818,140	14%	4,646,631	25%	3,916,667	25%